Nasdaq Regulation

Nasdaq

William Slattery, CFA
Vice President
Listing Qualifications

By Electronic Mail

March 25, 2019

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on March 25, 2019 The Nasdaq Stock Market (the "Exchange") received from Castor Maritime Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Preferred Stock Purchase Rights under Stockholders Rights Agreement

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

Sincerely,



William Slattery